EXHIBIT 99.5

Vicinity Motor Corp. Reports Second Quarter 2022 Financial Results

VANCOUVER, BC / August 15, 2022 / Vicinity Motor Corp. (NASDAQ:VEV)(TSXV:VMC)(FRA:6LGA) (“Vicinity” or the “Company”), a North American supplier of commercial electric vehicles, today reported its financial and operational results for the second quarter ended June 30, 2022.

Second Quarter 2022 and Subsequent Operational Highlights

●	Secured order backlog exceeding $90 million, the majority of which are for electric vehicles.
●	Received an order from the TOK Group, a transportation solutions provider, for six Vicinity Lightning electric buses valued at over CAD$3.0 million to support the shuttle bus service at Billy Bishop Toronto City Airport.
●	VMC 1200 Class 3 electric trucks qualified for the recently approved Incentives for Medium and Heavy-duty Zero-Emission Vehicles (iMHZEV) Program administered by Transport Canada, a $550 million subsidy program which helps to make buying or leasing zero-emission vehicles more affordable.
●	Signed multiple new distribution agreements to offer the Company's product portfolio in the United States with:

○	Schetky Bus and Van Sales, a dealership and transportation solutions provider, to offer the Vicinity LightningTM, Vicinity Classic and VMC-Optimal vehicles, including an initial commitment for 18 vehicles.
○	Soderholm Sales & Leasing, a full-service bus dealer in Hawaii and the Pacific Islands region, including an initial commitment for four vehicles.
○	Hoekstra Transportation, Michigan's largest school bus, commercial bus, cargo and custom van dealer, for the territory of Michigan, Indiana and Ohio, including an initial order for eight vehicles.
○	Central States Bus Sales, Inc., one of the largest school and commercial bus dealers in the U.S., including an initial commitment for 18 vehicles for the central U.S. territory.

●	Entered into a Master Goods and Service Agreement with Sustainability Partners LLC, an ESG focused company committed to eliminating deferred maintenance infrastructure by enabling sustainability, to utilize its Electric Vehicles as a Service (EVaaS) program to finance the conversion of traditional government fleets to Vicinity's electric vehicles.
●	Completed a one-year extension of the maturity date of its 8% unsecured debenture in the principal amount of CAD$10.3 million to October 4, 2023.
●	Presented at several leading automotive industry and investor conferences nationally including the Benzinga All-Access Show, the Diamond Equity Research Virtual Emerging Growth Invitational, the Advanced Clean Transportation Expo, the Planet MicroCap Showcase 2022 and the Stifel 2022 Transportation & Logistics Conference

Management Commentary

“The second quarter of 2022 was marked by additional sales and distribution wins for our portfolio of electric vehicles, further validating our transition to electric vehicles,” said William Trainer, Founder and Chief Executive Officer of Vicinity Motor Corp. “This traction is a testament to the incredible interest and support we are receiving from enterprise customers and government agencies. From new government incentives for EV adoption to new financing strategies such as Sustainability Partner’s EVaaS program, the market is quickly optimizing for an electrified future. Taken together, our backlog grew to over USD$90 million, the majority of which are for electric vehicles.

“We delivered 34 vehicles in the second quarter – surmounting supply chain issues in some areas, while facing new obstacles in others. The global automotive industry supply chain continues to be stretched – until such a time that it catches up to demand, we will continue to work to engineer creative new solutions to address new problems wherever possible. Our goal is to continue to provide vehicles to our customers despite this environment, and we will continue to do so to the greatest extent possible. That being said, given the pressures we are seeing, we are suspending our prior financial guidance as the current supply chain environment makes it difficult to forecast and it appears many orders may be pushed from 2022 to 2023.

“Our Ferndale, Washington facility is nearing completion – helping us to meet customer demand and capture market share in the U.S. with an American-built and ‘Buy America’ compliant product. We also plan on making this the new home to support our industrial electric truck line starting with the VMC 1200.

“Looking ahead, we are certainly laying the foundation for success in 2023 as supply chains normalize. Our expanded dealer network, new facility coming online and strengthened supply chain are positioning us for a ramp-up of production and significant growth in the months ahead. I look forward to providing additional updates as we work diligently to build sustainable, long-term value for our shareholders,” concluded Trainer.

Second Quarter 2022 Financial Results
All figures stated in this press release are in U.S. dollars unless stated otherwise.

Revenue totaled $11.7 million in the second quarter of 2022, as compared to $15.5 million in the same year-ago quarter. The decrease in revenue was primarily driven by the delivery of 34 vehicles in the quarter, as compared to 46 deliveries in the second quarter of 2021. Revenue totaled $14.9 million for the six months ended June 30, 2022, as compared to $37.1 million in the six months ended June 30, 2021. The Company delivered 40 vehicles in the first half of 2022, as compared to 113 deliveries for the first half of 2021, with the decrease primarily a result of global supply chain disruptions.

Gross profit in the quarter ended June 30, 2022 totaled $1.0 million, or 8.7% of revenue, as compared to $1.7 million, or 11.1% of revenue, for the quarter ended June 30, 2021. Gross profit totaled $1.2 million, or 8.3% of revenue for the six months ended June 30, 2022, as compared to gross profit of $5.1 million, or 13.8% of revenue for the six months ended June 30, 2021. Gross margins were affected by product mix and the low volume of buses delivered. Shipping difficulties and global supply chain disruptions in the availability of chassis for our VMC Optimal products and certain bus components continues to delay deliveries.

Cash provided by operating activities in the six months ended June 30, 2022 totaled $0.2 million, as compared to cash provided by operating activities of $12.0 million in the first half of 2021.

Net loss in the quarter ended June 30, 2022 was $3.8 million, or $(0.10) per share, as compared to a net loss of $0.3 million, or ($0.01) per share, in the second quarter of 2021. Net loss for the six months ended June 30, 2022 was $(6.7) million, as compared to net income of $1.3 million for the six months ended June 30, 2021.

Adjusted EBITDA loss for the three months ended June 30, 2022 totaled $1.3 million, as compared to adjusted EBITDA of $0.2 million for the three months ended June 30, 2021. Adjusted EBITDA loss for the six months ended June 30, 2022 was $3.3 million, as compared to an adjusted EBITDA of $2.3 million for the six months ended June 30, 2021.

Cash and cash equivalents as of June 30, 2022 totaled $9.4 million, as compared to $4.4 million as of December 31, 2021.

Second Quarter 2022 Results Conference Call

Management will host an investor conference call at 4:30 p.m. Eastern time on Monday, August 15, 2022 to discuss Vicinity Motors’ second quarter financial results, provide a corporate update, and conclude with Q&A from telephone participants. To participate, please use the following information:

Q2 2022 Conference Call and Webcast

Date: Monday, August 15, 2022
Time: 4:30 p.m. Eastern time
U.S./Canada Dial-in: 1-844-850-0545
International Dial-in: 1-412-542-4118
Conference ID: 10169971
Webcast: https://viavid.webcasts.com/starthere.jsp?ei=1562536&tp_key=9bc5a2f681

Please dial in at least 10 minutes before the start of the call to ensure timely participation.

A playback of the call will be available through Thursday, September 15, 2022. To listen, call 1-844-512-2921 within the United States and Canada or 1-412-317-6671 when calling internationally. Please use the replay pin number 10169971. A webcast will also be available by clicking here: Vicinity Motors Q2 2022 Webcast.

About Vicinity Motor Corp.

Vicinity Motor Corp. (NASDAQ:VEV)(TSXV:VMC)(FRA:6LGA) is a North American supplier of electric vehicles for both public and commercial enterprise use. The Company leverages a dealer network and close relationships with world-class manufacturing partners to supply its flagship electric, CNG and clean-diesel Vicinity buses, the VMC 1200 electric truck and a VMC Optimal-EV shuttle bus. In addition, the Company sells its proprietary electric chassis alongside J.B. Poindexter business unit EAVX, the Company’s strategic partner, for upfitting into next-generation delivery vehicles. For more information, please visit www.vicinitymotorcorp.com.

Company Contact:
John LaGourgue
VP Corporate Development
604-288-8043
IR@vicinitymotor.com

U.S. Investor Relations Contact:
Lucas Zimmerman
MZ Group - MZ North America
949-259-4987
VMC@mzgroup.us
www.mzgroup.us

Canadian Investor Relations Contact:
MarketSmart Communications Inc.
877-261-4466
Info@marketsmart.ca

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical fact, included herein are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from Vicinity’s expectations include uncertainties relating to the economic conditions in the markets in which Vicinity operates, vehicle sales volume, anticipated future sales growth, the success of Vicinity’s operational strategies, the timing of the completion of the vehicle assembly facility in the State of Washington, the effect of the COVID-19 pandemic, related government-imposed restrictions on operations, the success of Vicinity’s strategic partnerships; and other risk and uncertainties disclosed in Vicinity’s reports and documents filed with applicable securities regulatory authorities from time to time. Vicinity’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Vicinity assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.

Non-GAAP Financial Measures

The non-GAAP and other financial measures presented do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be directly comparable to similar measures presented by other issuers. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-GAAP and other financial measures should be read in conjunction with our consolidated financial statements.

Non-GAAP financial measure - Adjusted EBITDA

Adjusted EBITDA does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. The Company defines adjusted EBITDA as earnings before interest, income taxes, depreciation and amortization, foreign exchange gains or losses, certain non-recurring and/or non-operating income and expenses, and share based compensation. Adjusted EBITDA should not be construed as an alternative for revenue or net loss determined in accordance with IFRS. The Company believes that adjusted EBITDA is a meaningful metric in assessing the Company’s financial performance and operational efficiency.

The following table reconciles net earnings or losses to Adjusted EBITDA based on the consolidated financial statements of the Company for the periods indicated.

(US dollars in thousands - unaudited)	3 months ended June 30, 2022	3 months ended June 30, 2021	6 months ended June 30, 2022	6 months ended June 30, 2021
Net (loss) income	(3,789)	(344)	(6,675)	1,257
Add back
Stock based compensation	166	259	463	384
Interest	599	51	1,186	177
Gain on modification of debt	(803)	—	(803)	—
Foreign exchange loss (gain)	1,572	42	784	58
Amortization	779	202	1,482	398
Income tax	209	—	209	—
Loss on disposal of property and equipment	18	—	18	—
Adjusted EBITDA	(1,249)	210	(3,336)	2,274

Vicinity Motor Corp.
Interim Condensed Consolidated Statements of Financial Position
(Unaudited, In thousands of US Dollars)

	Note	June 30, 2022	December 31, 2021
		$	$

Current Assets
Cash and cash equivalents		9,357	4,402
Trade and other receivables		2,963	2,810
Inventory	4	8,206	9,416
Prepaids and deposits		4,398	4,178

		24,924	20,806
Long-term Assets
Intangible assets	5	20,375	22,353
Property, plant, and equipment	6	20,463	10,834

		65,762	53,993

Current Liabilities
Accounts payable and accrued liabilities		7,261	2,915
Credit facility	7	658	—
Deferred revenue		2,070	3,193
Current portion of provision for warranty cost	8	1,703	1,414
Current debt facilities		—	7,143
Deferred consideration		4,526	4,602
Current portion of other long-term liabilities	9	456	134

		16,674	19,401

Long-term Liabilities
Other long-term liabilities	9	8,137	92
Provision for warranty cost	8	212	255

		25,023	19,748

Shareholders' Equity
Share capital	10	69,858	58,055
Contributed surplus	10	7,071	6,035
Accumulated other comprehensive (loss) income		179	(151)
Deficit		(36,369)	(29,694)

		40,739	34,245

		65,762	53,993

Vicinity Motor Corp.
Interim Condensed Consolidated Statements of (Loss) Income
(Unaudited, In thousands of US dollars, except for per share amounts)

		For the three	For the three	For the six	For the six
		months	months	months	months
		ended June 30,	ended June 30,	ended June 30,	ended June 30,
	Note	2022	2021	2022	2021
		$	$	$	$
			(Restated,		(Restated,
			Notes 3 and 16)		Notes 3 and 16)
Revenue
Bus sales	13	10,117	14,409	11,819	34,869
Other	13	1,625	1,109	3,106	2,185
		11,742	15,518	14,925	37,054

Cost of sales	4	(10,718)	(13,802)	(13,691)	(31,926)

Gross profit		1,024	1,716	1,234	5,128

Expenses
Sales and administration		2,371	1,570	4,751	2,980
Stock-based compensation	10	166	259	463	384
Amortization		699	138	1,319	272
Interest and finance costs	7,9	599	51	1,186	177
Gain on modification of debt	9	(803)	—	(803)	—
Foreign exchange loss		1,572	42	784	58

		4,604	2,060	7,700	3,871

(Loss) income before taxes		(3,580)	(344)	(6,466)	1,257

Current income tax expense		209	—	209	—

Net (loss) income		(3,789)	(344)	(6,675)	1,257

Loss per share
Basic		(0.10)	(0.01)	(0.18)	0.04
Diluted		(0.10)	(0.01)	(0.18)	0.04

Weighted average number of common shares outstanding
Basic(1)		37,569,536	29,533,518	37,569,536	29,317,831
Diluted(1)		37,569,536	29,533,518	37,569,536	33,886,969

(1)	Basic and diluted earnings (loss) per share have been retrospectively adjusted to give effect to the 3 to 1 share consolidation effective March 29, 2021.

Vicinity Motor Corp.
Interim Condensed Consolidated Statements of Cash Flows
(Unaudited, In thousands of US dollars)

		Six months ended	Six months ended
	Note	June 30, 2022	June 30, 2021
			(Restated, Note 3)
OPERATING ACTIVITIES		$	$

Net (loss) income for the year		(6,675)	1,257
Items not involving cash:
Loss on disposal of property and equipment		18	—
Gain on modification of debt	9	(803)	—
Amortization		1,482	398
Foreign exchange (gain) loss		(78)	60
Interest and finance costs	7,9	1,186	177
Stock-based compensation	10	463	384
		(4,407)	2,276
Changes in non-cash items:
Trade and other receivables		660	1,191
Inventory	4	1,036	15,821
Prepaids and deposits		(298)	(753)
Accounts payable and accrued liabilities		4,607	(7,147)
Deferred consideration		(76)	—
Deferred revenue		(1,054)	(498)
Warranty provision	8	255	1,209
Taxes paid		(209)	—
Interest paid		(339)	(139)
Cash provided in operating activities		175	11,960

INVESTING ACTIVITIES

Purchase of intangible assets	5	(328)	(1,518)
Proceeds from government subsidy	5	817	—
Purchase of property and equipment	6	(8,225)	(2,981)
Proceeds on disposal of property and equipment	6	247	—
Cash used in investing activities		(7,489)	(4,499)

FINANCING ACTIVITIES

Proceeds from issuance of common shares	10	13,063	6,495
Share issuance costs	10	(1,131)	—
(Repayments) proceeds of credit facility	7	659	(4,624)
Repayment of short-term loans	9	—	(2,038)
Repayment of long-term loans	9	(186)	(100)
Cash provided by financing activities		12,405	(267)
Effect of foreign exchange rate on cash		(136)	35
Increase in cash and cash equivalents		4,955	7,229
Cash and cash equivalents, beginning		4,402	1,008
Cash and cash equivalents, ending		9,357	8,237